EXHIBIT 99.1

POET Technologies Launches Its Products and Optical Interposer Platform in China to Critical Acclaim

Live Product Demonstrations Yield Numerous Customer Engagements

TORONTO and SHENZHEN, China, Sept. 29, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and telecommunication markets, announced that its participation in the two leading optoelectronics conferences / exhibitions in China earlier this month generated overwhelming interest and numerous customer engagements in both its announced Optical Engine products and the novelty and versatility of its Optical Interposer platform. Notably, Shenzhen Fibertop Technology Co., Ltd., (“Fibertop”) a transceiver module supplier, committed during the week to incorporate POET Optical Engines in its line of optical modules as soon as production Optical Engines are available.

Live demos of six different applications of the POET Optical Interposer encompassing both standard and custom products developed by POET were conducted over five full days (September 14 – 18) in conjunction with the ICCSZ and CIOE Conferences. The live demos were held in meeting rooms located at both of the conference venues and in POET’s lab in Shenzhen, China. In addition, Dr. Mo Jinyu, POET’s Senior Vice President – Asia, gave an invited presentation during the ICCSZ Conference which was attended by nearly one thousand industry participants.

Among the attendees of the live demonstrations were more than 60 C-level and senior R&D executives representing over 20 companies, including major China-based network equipment suppliers, Tier 1 transceiver module companies, leading optical module and fiber optic companies (several of which are publicly traded), data center operators, and major multi-billion-dollar public enterprise companies seeking to expand into the optical transceiver business. Strong interest was shown in engaging with POET on both a strategic level and in evaluating and subsequently sourcing the Company’s Optical Engine products outlined in its roadmap.

Attracting the most attention was POET’s demonstration of a 400G FR4 transmit engine done in connection with SiluxTek’s high performance Silicon Photonics-based modulator, as a two-chip demo. Over the next several months, POET plans to transform the two-chip pre-Alpha prototype into a fully integrated transmit and receive Beta product for sampling to interested customers. The Company also demonstrated its standard products, soon to be in Beta form, featuring a 100G CWDM4 transmit engine, a 200G FR4 receive engine and three versions of its LightBar products, including a 4-channel transmit engine with continuous wave (CW) lasers and Arrayed Wave Guide (AWG) multiplexer, a dual two-channel version with low-loss Mach Zehnder Interferometer (MZI) multiplexers and the Company’s newest advanced development, a LightBar designed to connect four separate channels into a single multi core fiber (MCF), a product with the potential to solve key challenges in 800G and co-packaging applications.

“Participation in these conferences and especially the live demonstrations made a tremendous impact on the optical ecosystem in China,” said Vivek Rajgarhia, President & General Manager of POET Technologies, Inc. “The companies that attended the live demos now know who POET is and the significant value that we can provide to them. We were already engaged with a few customers, such as Fibertop and their commitment to adopt POET optical engines in their optical modules is a breakthrough for us. Other companies requested samples of our demonstrated products, and several more want to either engage in development contracts that would incorporate POET Optical Engines in their products or have POET incorporate their components into POET’s Optical Engines. Numerous opportunities for increased customer engagement in China, including with some of the largest players, resulted from this effort. I would like to commend and thank Dr. Mo Jinyu and her team in our Shenzhen office, as well as the team from our Super Photonics JV, for an outstanding debut of POET Technologies into the optoelectronics market in China.”

“Beyond The Press Release”

POET Technologies goes “Beyond The Press Release” to discuss today’s news. Shareholders and other interested parties are encouraged to check the following link today, Wednesday, September 29, 2021.
https://agoracom.com/ir/POETTechnologies/forums/discussion/topics/767285-poet-technologies-goes-beyond-the-press-release/messages/2331793#message

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2 - Tel: 416-368-9411 - Fax: 416-322-5075